ModivCare Inc.

6900 E. Layton Avenue, 12th Floor
Denver, Colorado 80237
(303) 728-7012

September 19, 2024

VIA EDGAR

Anuja Majmudar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ModivCare Inc.

Registration Statement on Form S-3
Filed September 12, 2024
File No. 333-282051

Dear Ms. Majmudar:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, ModivCare Inc., a Delaware corporation (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on September 23, 2024, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Andrew Fabens at (212) 351-4034.

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Sincerely,

ModivCare Inc.

By:	/s/ L. Heath Sampson
L. Heath Sampson
President and Chief Executive Officer

cc:	Andrew Fabens, Gibson, Dunn & Crutcher LLP

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